State of Delaware
Secretary of State
Division of Corporations
Delivered 10:05 AM 02/18/2021
FILED 10:05 AM 02/18/2021
SR 20210507961 - File Number 5153696

CERTIFICATE OF INCORPORATION

Article 1. The name of the corporation is Recovering Bro Inc. ("**Recovering Bro**").

Article 2. The name and address of Recovering Bro's registered office in the State of Delaware are: Gust Delaware, Inc., 16192 Coastal Highway, Lewes, Delaware 19958 (Sussex County).

Article 3. The purpose of Recovering Bro is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("**GCL**").

Article 4. Recovering Bro is authorized to issue 10,000,000 shares of capital stock, all "Common Stock", with a par value of $0.00001 per share.

Article 5. Per GCL §141, the business and affairs of Recovering Bro shall be managed by its Board of Directors (the "**Board**"), except as may be provided by this Certificate and its Bylaws. Elections of Directors need not be by written ballot. The initial Board may be appointed by written action of the Incorporator, after which subsequent Boards shall be elected at Recovering Bro's annual stockholder meetings or by written consent in lieu of annual meetings, pursuant to GCL §211.

Article 6. Per GCL §109, the Incorporator shall adopt the initial Bylaws of Recovering Bro, after which the Board is expressly authorized to make, amend or repeal its Bylaws.

Article 7. Directors shall not be personally liable to Recovering Bro or its stockholders for monetary damages for breach of fiduciary duty as a Director, except as may be limited by the GCL. As of the date of this Certificate, GCL §102(b)(7) does not allow a waiver of liability: (i) for any breach of the Director's duty of loyalty to Recovering Bro or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under GCL §174; or (iv) for any transaction from which the Director derived an improper personal benefit.

Article 8. Recovering Bro shall indemnify and advance expenses for any party to a threatened, pending, or completed action, suit, audit, investigation, or other proceeding, including those in the right of Recovering Bro, by reason of such person's role as an Incorporator, Director, or Officer of Recovering Bro. The foregoing applies to the full extent permitted by GCL §145, does not apply to any role such person may have as employee or agent, and is cumulative with rather than in place of any other indemnification rights they may have.

Article 9. Amendments to this Certificate or the GCL shall not eliminate or reduce any waiver or indemnification obligations under Articles 7 and 8 with respect to circumstances, known or unknown, existing as of the time of such amendment.

Article 10. The Incorporator is Dusten Nelson, whose mailing address is: 1440 N. Dayton Ave Suite LL04, Chicago, Illinois 60642.



[signature]	February 17, 2021
Dusten Nelson, Incorporator	Date

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Certificate of Incorporation Application
Date: February 17, 2021
Id: 602d90d47d561e00046b7ba5
Hash: 8c5a76cb8a6ecf5ac82f0a7a8a383c3faef9e3fb27902ef75e3b63cc477c8aad